Free Writing Prospectus filed pursuant to Rule 433

Registration Statement No. 333-233477

Supplementing the Prospectus Supplement dated March 1, 2021

(To Prospectus dated August 27, 2019)

Keurig Dr Pepper Announces Strategic Refinancing

Company Commences a Public Offering of Senior Notes and New 364-Day Revolving Credit Facility

BURLINGTON, MA, and PLANO, TX, March 1, 2021 – Keurig Dr Pepper Inc. (NASDAQ: KDP) announced today the commencement of a public offering of senior notes and the Company’s intent to enter into a new 364-day revolving credit facility. The Company intends to use the net proceeds from the sale of the notes to fund the redemption of certain outstanding senior unsecured notes and to permanently repay in full and terminate its term loan facility that matures in February 2023 and, in each case, to pay any related premiums, accrued and unpaid interest and fees and expenses related thereto. The remaining net proceeds, if any, will be used to fund the costs of the offering and for other general corporate purposes.

Commenting on the announcement, Keurig Dr Pepper CFO and President, International, Ozan Dokmecioglu, stated, “Since the time of the merger nearly three years ago, we have driven significant cash flow for KDP, allowing us to rapidly delever. This strong performance also led to the recent outlook upgrade of KDP by Moody’s Investor Services. The strategic refinancing we are launching today will further enhance our liquidity profile and strengthen our balance sheet, supporting our delivery of the three-year merger targets we established in 2018 and reiterated last week.”

BofA Securities, Goldman Sachs & Co. LLC, J.P. Morgan and SMBC Nikko Securities America, Inc. will act as joint book-running managers for the offering of senior notes, which is being made only by means of a prospectus and related prospectus supplement. The Company has filed a registration statement (including the prospectus and related prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement incorporated in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from: BofA Securities, Inc., 200 North College Street, 3rd Floor, Charlotte, North Carolina 28255-0001, Attention: Prospectus Department, telephone: 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com; Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by email at prospectus-ny@ny.email.gs.com; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Attn: Investment Grade Syndicate Desk, telephone: (212) 834-4533; and SMBC Nikko Securities America, Inc., 277 Park Avenue, New York, New York 10172, Attn: Debt Capital Markets, telephone: 1-888-868-6856 or by email at prospectus@smbcnikko-si.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, the notes in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Keurig Dr Pepper

Keurig Dr Pepper (KDP) is a leading beverage company in North America, with annual revenue in excess of $11 billion and nearly 27,000 employees. KDP holds leadership positions in soft drinks, specialty coffee and tea, water, juice and juice drinks and mixers, and markets the #1 single serve coffee brewing system in the U.S. and Canada. The Company’s portfolio of more than 125 owned, licensed and partner brands is designed to satisfy virtually any consumer need, any time, and includes Keurig®, Dr Pepper®, Green Mountain®, Canada Dry®, Snapple®, Bai®, Mott’s®, CORE® and The Original Donut Shop®. Through its powerful sales and distribution network, KDP can deliver its portfolio of hot and cold beverages to nearly every point of purchase for consumers. The Company is committed to sourcing, producing and distributing its beverages responsibly through its Drink Well. Do Good. corporate responsibility platform, including efforts around circular packaging, efficient natural resource use and supply chain sustainability.

Forward-Looking Statements

Certain statements contained herein are “forward-looking statements” within the meaning of applicable securities laws and regulations. These statements are often, but not always, made through the use of words or phrases such as “may,” “might,” “should,” “could,” “predict,” “potential,” “believe,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” and “would,” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements have been based on the Company’s current views with respect to future events and the timing of this notes offering. These forward-looking statements are subject to a number of risks and uncertainties including prevailing market conditions, as well as other factors. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under “Risk Factors” in Part I, Item 1A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 and the Company’s other filings with the SEC. Forward-looking statements represent the Company’s estimates and assumptions only as of the date that they were made. The Company does not undertake any duty to update the forward-looking statements, and the estimates and assumptions associated with them, after the date of this release, except to the extent required by applicable law.

Contact information

Investors:

Tyson Seely

(781) 418-3352

tyson.seely@kdrp.com

Steve Alexander

(972) 673-6769

steve.alexander@kdrp.com

Media:

Katie Gilroy

(781) 418-3345

katie.gilroy@kdrp.com